Exhibit 4.15.1

Chief Executive Officer Employment Agreement

between

Prima Biomed Ltd.

Lvl 7, 151 Macquarie St

Sydney, NSW, 2145

Australia

(hereinafter, known as the “Corporation” or the “Company” )

and

Mr. Marc Voigt

(hereinafter, known as “Mr. Voigt”, “Employee” or “CEO”)

(hereinafter, the “Corporation” or the “Company” and “Mr. Voigt”, “Employee” or “CEO” are together called the “Parties” and each of them a “Party”)

Paragraph 1

Duties and Responsibilities

1.	Mr. Voigt shall have the title and shall perform the responsibilities and duties of the Chief Executive Officer. Mr. Voigt shall perform all duties assigned to him in accordance with the terms of this Agreement by the Company’s board of directors (“Board”) principally through its Chairman, faithfully, diligently and to the best of his ability. Such duties include, without limitation, the overseeing and implementation of the business plan adopted by the Board (as may be revised from time to time by the Board). Mr. Voigt shall perform the services contemplated under this Agreement in accordance with the policies established by and under the direction of the Board. Mr. Voigt shall have such corporate power and authority as shall reasonably be required to enable him to discharge his duties under this Agreement. In addition, the Company shall continue to nominate Mr Voigt, recommend to stockholders of the Company the election of Mr Voigt, and use its other reasonable efforts to enable Mr Voigt to serve on the Board for the Employment Period.

2.	Mr. Voigt manages the business of the Company in its sector according to the legal provisions, the provisions of the partnership agreement and the decisions of the Company meeting or the Advisory Board. Mr. Voigt attends shareholder meetings, unless otherwise regulated. Mr. Voigt represents the Company as long as otherwise provided, alone.

3.	Mr. Voigt will devote his energy and all his knowledge and experience to the Company and all of its subsidiaries. Mr. Voigt’s workplace is the home/base of Prima Biomed GmbH, a 100% subsidiary of the Company in which Mr. Voigt is the executive/managing director, in Leipzig and primarily Berlin, Germany. Mr. Voigt agrees to business trips and to work abroad when required.

Paragraph 2

Agreement

1.	Mr. Voigt was appointed on 9 July 2014 as Chief Executive Officer and Executive Director of the Company.

2.	This Agreement commences on 9th of July 2014 for a period of 3 years. Each Party agrees to give each other at least 6 months’ notice of its intention to extend the term of this Agreement.

3.	Termination of this Agreement must be in writing.

4.	The right to terminate immediately for Cause remains unaffected.

5.	This Agreement ends with no further notice when either Mr. Voigt has reached retirement age or if he receives a pension due to disability.

6.	This Agreement ends with no further notice when the employment contract as managing director of Prima Biomed GmbH between Mr. Voigt and Prima Biomed GmbH, a 100% subsidiary of the Company, ends.

7.	The Company shall have the right at any time following the delivery of the notice of termination (for any reason) to relieve Mr. Voigt of his offices, duties and responsibilities and to place him on a leave of absence status.

8.	Despite any provision of this Agreement, the Company is not required to pay or provide any amounts or benefits to Mr. Voigt which do not comply with the provisions of Part 2 D.2, Division 2 of the Corporations Act 2001 (Cth) without the need to obtain shareholder approval. To the extent that this Agreement requires the Company to pay or provide any such amounts or benefits, Mr. Voigt agrees and acknowledges that shareholder approval must first be obtained and hereby irrevocably consents to forego those amounts or benefits if shareholder approval is not obtained.

9.	Upon the termination of Employee’s employment for any reason, he shall, upon request by the Company:

(a)	immediately resign without claim for compensation from all offices held in the Company and any subsidiary (with regard to the employment contract as managing director of Prima Biomed GmbH between the CEO and Prima Biomed GmbH this clause is only applicable if the cause for termination of this Agreement is a cause according to § 626 BGB (German Civil Code)) or affiliate of the Company and membership in any organization and any office in any other company acquired by reason of or in connection with Employee’s employment under this Agreement; Employee hereby irrevocably appoints the Company to be his attorney in his name and on his behalf to execute any documents and to do any things necessary or requisite to give effect to this clause;

(b)	subject to the requirements to preserve any documents under applicable law or good clinical practices, deliver to the Company all documents (including, but not limited to, correspondence, lists of clients or customers, plans, drawings, accounts, and other documents of whatsoever nature, and all copies thereof, whether on paper, computer memory or otherwise) made, compiled or acquired by Employee during his employment with the Company that relate to the business, finances, or affairs of the Company or any subsidiary or affiliate of the Company, or its or their clients or customers and any other property of the Company or any subsidiary or affiliate of the Company which is in his possession, custody, care, or control. Employee shall, if requested to do so by the Company, confirm in writing and under oath his compliance with his obligations under this clause;

(c)	irretrievably delete any information relating to the business of the Company or any subsidiary or affiliate of the Company stored on any magnetic or optical disc or memory and all matter derived therefrom which is in his possession, custody, care, or control outside the premises of the Company and if requested to do so by the Company, confirm in writing and under oath his compliance with his obligations under this clause; and

(d)	for a period of three years (3) after the termination date of Employee’s employment, and subject to any reasonable limitations posed by the terms and conditions of his then-current employment, cooperate reasonably in regard to matters related to the Company where Employee’s availability is requested by the Company on reasonable advance notice, including matters in which Employee acted on behalf of the Company and as to which his continued advice and cooperation are reasonably regarded as necessary in order to bring such matters to a conclusion or to resolve a dispute relating thereto. Such assistance shall be scheduled at a mutually agreeable time and place in such a manner as not to interfere with any alternative employment obtained by Employee, and this provision shall not require Employee to take a leave of absence from, give up, or otherwise materially contravene or detrimentally interfere with the terms and conditions of any subsequent employment he may have obtained or have a reasonable likelihood of obtaining. If such cooperation is requested at a time when Employee is no longer receiving severance payments the Company shall pay reasonable compensation to Employee and in all cases shall pay all reasonable out of pocket expenses incurred by his in connection with such cooperation, including but not limited to reasonable travel, hotel, meals, car rental and telephone expenses, as approved in advance by the Company. In the event of legal proceedings this obligation shall continue for greater than 3 years.

Paragraph 3

Compensation

1.	Mr. Voigt receives no fixed salary under this Agreement.

2.	As of 9 July 2014, Mr. Voigt will receive an annual gross salary of 195,000 Euro by Prima Biomed GmbH in fulfilment of the payment obligation of Prima Biomed GmbH under the employment contract as managing director of Prima Biomed GmbH between Mr. Voigt and Prima Biomed GmbH which will be paid in monthly installments at the end of each month. Mr. Voigt may also get a cash performance bonus from Prima Biomed GmbH in the amount of up to 15,000 Euros.

3.	Mr. Voigt will be offered Short-Term and Long-Term Performance Incentive entitlements by the Company. The terms of his equity grants will be subject to approval of the shareholders of the Company.

4.	Bonuses are voluntary on the part of the Company. Repeated payments do not constitute a legal claim.

5.	Travel cost incurred due to business trips will be reimbursed according to tax guidelines and company policies.

Paragraph 4

Vacation

Mr. Voigt is entitled to 30 days (working days) vacation based on a 5 Day Week. Vacation shall be (i) arranged in such way that the concerns of the Company are not impaired and (ii) taken within the calendar year. Mr. Voigt has time until March of the following year to use his vacation days. Vacation is deemed approved if Prima Biomed GmbH approves the vacation under the employment contract as managing director of Prima Biomed GmbH between Mr. Voigt and Prima Biomed GmbH.

Paragraph 5

D & O Insurance

The Company must maintain adequate D&O protection for Mr. Voigt in his capacity as CEO. The coverage must last for 5 years after Mr. Voigt leaves the Company. The adequacy of the coverage will depend on the business performance, which is continuously monitored and adjusted as necessary.

Paragraph 6

Competition Clause

1.	The CEO is during the duration of the employment contract subject to a non-competition clause. He may not directly or indirectly, either independently, employed or otherwise, either on its own or on behalf of others work for a company that is in business competition with the Company and / or its subsidiaries (e.g. same or similar technological approach) or that supports such a competition.

2.	In the same way the CEO is also prohibited during the period of such a ban to set up businesses, to acquire or thereto participate directly or indirectly in such businesses which are in competition to the Company. Exempted from this prohibition are stakes in listed companies up to a level of 5.0% of the share capital.

Paragraph 8

Post-contractual Competition Clause

1.	Mr Voigt undertakes for the duration of 24 months after this contract comes to an end not to work for a company on a freelance, dependent or other basis that is in direct or indirect competition with the Company or is affiliated with a competitive company within the meaning of section 15 of the Stock Corporation Act (AktG). In the same way, the Mr Voigt shall be prohibited from forming, acquiring or directly or indirectly participating in such a company during this term unless his shareholding does not enable him to exert influence over the governing bodies of the company in question. The post-contractual covenant not to compete shall also apply to the benefit of affiliates of the Company within the meaning of section 15 of the Stock Corporation Act (AktG). The covenant not to compete shall cover the territory of Germany, Australia and the United States of America.

2.	The Company undertakes to pay the Mr Voigt for the duration of the post-contractual covenant not to compete compensation in the amount of 50% of the average numeration received by him over the last twelve months. The compensation shall be payable at the end of each month. The Company may at any time waive the post-contractual covenant not to compete by observing a notice period of six months; in such event, the obligation of the Company to pay compensation shall lapse.

Paragraph 9

Secrecy

1.	Mr. Voigt is obliged to keep all entrusted to him or he otherwise became known information about the Company secret from third parties. This information includes, in particular, the operating and business secrets, internal, tax, financial and corporate relations of society, inventions, patents and know-how as well as the personal or financial circumstances of the employees of the Company and any of the other management members. In case of doubt, the Company should be consulted.

2.	Mr. Voigt is also obligated to keep all information entrusted to him about the customers and business partners of the Company to third parties confidential. This information includes, in particular, the operating and business secrets of customers and business partners, internal, fiscal, economic and social conditions of customers and business partners, the personal or financial circumstances of the employees of customers and business partners, as well as the fact that a particular person customer or business partner of the company. In case of doubt, the Company should be consulted.

3.	The confidentiality obligations under items 1 and 2 shall not exist where legal statement obligations which or where Mr. Voigt was in individual cases released for certain facts in advance of the confidentiality and if the disclosure in the financial interest of the Company and of an appropriate disclosure of the information society is not damage is done.

4.	All Mr. Voigt passed or otherwise associated traditional documents and items remain the property of the Company. Mr. Voigt has all documents and objects of the Company, which were entrusted to him or which otherwise, were obtained, handed over immediately upon request of the Company.

5.	The obligations of this Paragraph 8 continue after termination of this employment Agreement without limitation.

Paragraph 10

Records, Notes and Log

Upon leaving the Company or upon termination of Mr. Voigt’s Agreement, Mr. Voigt is obligated to hand over all documents, correspondences, and all relevant matter to the Company. Mr. Voigt is not allowed to keep any documents, unless they pertain to him personally.

Paragraph 11

Inventions

1.	Copyrights and other intellectual property rights, in particular rights to inventions or technical improvements that Mr. Voigt has made while working for the Company or due to its experience from his work for the Company or as a result of work of the Company or due to work by the Company are owned by the Company exclusively.

2.	The CEO hereby assigns all corresponding rights to the Company. The Company accepts such assignment. The Company is not obliged to any additional compensation in this regard.

Paragraph 12

Administration

For purposes of this Agreement, Mr Voigt agrees that employment issues will be generally administered by the Company’s wholly owned subsidiary Prima Biomed GmbH, located at Deutscher Platz 5E 04103 Leipzig, Germany. Mr Voigt, for purposes of tax, benefits, and employment law, is a resident of Germany. Notwithstanding the foregoing, nothing in this Agreement shall by understood to limit Mr Voigt’s obligations and rights as an officer of the Company with duties and responsibilities to Company and all of its subsidiaries and affiliates worldwide.

Paragraph 13

Miscellaneous provisions

1.	If any provision of this Agreement is invalid, the validity of the remaining provisions shall not be affected. The parties are obliged to replace the invalid determination by a valid provision, which reaches the goal that the invalid provision is striving for as near as possible.

2.	Changes or additions to this Agreement must be made in writing. This also applies to the determination of the change in the provisions of the preceding sentence.

3.	This Agreement shall be governed by the laws of Australia.

Definitions

Definition of Cause. For purposes of this Agreement, “Cause” shall mean the Employee has, during the Employment Period:

(a)	defaulted or breached any of the material provisions of this Agreement, or any material provision of an agreement with any other Company affiliate;

(b)	been indicted, arrested or convicted of, or plead guilty or no contest to, a felony or other crime, including crimes involving fraud, larceny, embezzlement, moral turpitude or dishonesty, or engaged in any act which is a violation of any law or regulation protecting the rights of employees or relating to the conduct of the Company’s or any of its affiliates’ business;

(c)	intentionally committed any act, which materially detrimentally impacts on the business, business relationships or reputation of the Company, its affiliates, any employee or director of the Company or its affiliates, and such act was undertaken without the authorization of the Board;

(d)	during the performance of Employee’s duties been habitually under the influence of alcohol or drugs and this materially impacted the business or reputation of the Company or its affiliates or the Employee’s ability to conduct his duties under this Agreement;

(e)	failed to follow reasonable and lawful directives of the Board;

(f)	failed or refused to perform his principal duties and responsibilities as set forth in Section 1 hereof, if such failure or refusal is not cured within thirty (30) days after written notice thereof to Employee by the Company;

(g)	committed an act, or failed to commit an act, involving the Company or its affiliates that amounts to willful misconduct, wanton misconduct or gross negligence, including without limitation any violation of the Company’s or its affiliates’ anti-discrimination and anti-harassment policies;

(h)	intentionally engaged in any activity that is in conflict with or adverse to the interests of the Company or its affiliates, including without limitation violation of foreign or domestic anti-corruption laws, rules and regulations;

(i)	breached Employee’s fiduciary duty to the Company or its affiliates (whether or not for personal profit); or

(j)	committed an act of self-dealing under violation of his rights and duties as CEO of the Company.

1 August 2014	1 August 2014
Date	Date

/s/ Marc Voigt	/s/ Lucy Turnbull
Marc Voigt	Prima BioMed Ltd.
Corporation, represented by its Chairman, Lucy Turnbull